    Exhibit 99.7

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Cybin Inc. doing business as Helus Pharma (the “Company”) on Form 40-F for the period ended March 31, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Greg Cavers, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)    The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)    The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

June 29, 2026

/s/ Greg Cavers
Greg Cavers
Chief Financial Officer
(Principal Financial and Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Cybin Inc. doing business as Helus Pharma and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.